Filed Pursuant to Rule 424(b)(4)
Registration No. 333-45895

Prospectus supplement dated May 20, 1998
to Prospectus dated April 16, 1998


                                 VIDAMED, INC.

                        4,342,504 Shares of Common Stock
             Warrants to purchase 1,085,626 shares of Common Stock

     VidaMed, Inc. ("VidaMed" or the "Company") is offering hereby 4,342,504 shares of its Common Stock, $.001 par value (the "Common Stock") and warrants to purchase 1,085,626 shares of its Common Stock. The offering price per share of Common Stock is $4.00 per share. The exercise price of the Warrants is $5.00 per share.

Sale of Securities

     On May 20, 1998, the Company issued a total of 4,342,504 shares of Common Stock to a group of investors at a price of $4.00 per share in a negotiated transaction. In connection with this transaction, the Company issued to the purchasers of such shares of Common Stock Shelf Warrants to purchase an aggregate of 1,085,626 shares of Common Stock at an exercise price of $5.00 per share.

     The Company has not entered into any underwriting arrangements with respect to the above-referenced sales of shares of Common Stock and Shelf Warrants. The Company engaged placement agents in connection with the above-referenced sales of shares of Common Stock and Warrants and has agreed to issue to such placement agents, as compensation for their placement agency services, an aggregate of 122,362 shares of Common Stock and Shelf Warrants to purchase 30,591 shares of Common Stock. Such shares of Common Stock and Shelf Warrants are included among the shares of Common Stock and Shelf Warrants offered hereby.

     The Common Stock is quoted on the Nasdaq National Market under the symbol VIDA. The Shelf Warrants are not quoted or listed on any securities exchange or market, and the Company does not intend to apply for any listing of the Shelf Warrants on any securities exchange or market. Accordingly, no public market exists for the Shelf Warrants and it is not expected that any such market will exist in the future.

PROSPECTUS

                                  VIDAMED, INC.

                        6,000,000 Shares of Common Stock
                  2,629,413 Warrants to Purchase Common Stock
                        2,000,000 Shares of Common Stock
                       Issuable Upon Exercise of Warrants

         This Prospectus relates to (i) 6,000,000 shares (the "Shares") of common stock, $.001 par value per share (the "Common Stock"), (ii) 2,000,000 Warrants to purchase Common Stock (the "Shelf Warrants"), (iii) 2,000,000 shares of Common Stock issuable upon exercise of the Shelf Warrants (the "Shelf Warrant Shares") and (iv) 629,413 Warrants to purchase Common Stock (the "Resale Warrants") of VidaMed, Inc. (the "Company" or "VidaMed"). The Shares, the Shelf Warrants and the Shelf Warrant Shares collectively are referred to herein as the "Shelf Securities."

         The Resale Warrants may be offered by certain stockholders of the Company (the "Selling Warrant Holders") from time to time in privately negotiated transactions, through the writing of options on the Resale Warrants, or through a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The Selling Warrant Holders may effect such transactions by selling the Resale Warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Warrant Holders and/or the purchasers of the Resale Warrants for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Selling Warrant Holders" and "Plan of Distribution."

         None of the proceeds from the sale of the Resale Warrants by the Selling Warrant Holders will be received by the Company. The Company has agreed to bear all expenses (other than selling commissions and fees and expenses of counsel and other advisers to the Selling Warrant Holders) in connection with the registration and sale of the Resale Warrants being offered by the Selling Warrant Holders. The Company has agreed to indemnify the Selling Warrant Holders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         All the Resale Warrants were "restricted securities" under the Securities Act prior to their registration hereunder. The Company sold 2,517,652 shares of Common Stock and 629,413 Warrants to the Selling Warrant Holders in private transactions in September 1997. Such 629,413 Warrants are the Resale Warrants registered hereunder. This Prospectus has been prepared so that future sales of Resale Warrants by the Selling Warrant Holders will not be restricted under the Securities Act. In connection with any sales, the Selling Warrant Holders and any brokers participating in such sales may be deemed to be "underwriters" within the meaning of the Securities Act. See "Selling Warrant Holders."

         The Company may from time to time offer the Shelf Securities in amounts, at prices and on terms to be determined at the time of offering. The Shelf Securities may be offered separately or together, in separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus (each a "Prospectus Supplement").

         The specific terms of the Shelf Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of the Shares, any public offering price and (ii) in the case of the Shelf Warrants, the terms of issuance and exercise and any public offering price.

         The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Shelf Securities covered by such Prospectus Supplement.

         The Shelf Securities offered by this Prospectus may be sold by the Company from time to time through agents or underwriters, or to dealers acting as principals, or directly to purchasers in negotiated transactions, or any combination of these methods of sale. Sales may be made at prevailing market prices or at fixed prices determined at the time of each sale. See "Plan of Distribution" regarding Prospectus Supplements to be appended to disclose compensation by the Company to agents or underwriters that may be designated to participate in the offering of the Shelf Securities. The Company may indemnify any participating agent or underwriter against certain liabilities, including liabilities under the Securities Act of 1933. Expenses of the offering of the Shelf Securities, estimated at $80,000 (excluding compensation to agents or underwriters), will be paid by the Company.

         The Company's Common Shares are traded on the Nasdaq National Market System under the symbol "VIDA."

                          ----------------------------

         THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.  SEE "RISK FACTORS."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is April 16, 1998

                              AVAILABLE INFORMATION

         As used in this Prospectus, unless the context otherwise requires, the terms "VidaMed" and the "Company" mean VidaMed, Inc. and its subsidiaries. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

         The Company's Common Stock is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         This Prospectus constitutes part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document filed, or incorporated by reference, as an exhibit to the Registration Statement, are qualified in all respects by such reference.


                      INFORMATION INCORPORATED BY REFERENCE

         The Company's Registration Statements on Form 8-A filed with the Commission on May 17, 1995 and January 31, 1997, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and the Company's Current Report on Form 8-K filed on September 24, 1997 heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein.

         Each document filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Resale Warrants and of the Shelf Securities shall be deemed to be incorporated by reference into this Prospectus and shall be part hereof from the date of filing of such document.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to VidaMed, Inc. at its principal offices located at 46107 Landing Parkway, Fremont, California 94538, telephone (510) 492-4902, attention Investor Relations.

         Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

         VidaMed(R), the VidaMed logo and TUNA(TM) are trademarks of VidaMed, Inc.

--------------------------------------------------------------------------------
                                   THE COMPANY

         VidaMed, Inc. (the "Company" or "VidaMed") was founded in July 1992 and reincorporated in the State of Delaware in June 1995. VidaMed designs, develops, manufactures and markets technologically and clinically advanced, cost effective systems for urological applications. The Company's initial focus is on the treatment of benign prostatic hyperplasia ("BPH"). The Company's first product, the patented VidaMed TUNA System, is designed to offer a cost effective, minimally invasive alternative therapy with compelling clinical advantages for BPH treatment. The Company commenced manufacturing production and product sales in 1993. On October 8, 1996, the Company received 510(k) clearance from the United States Food and Drug Administration ("FDA") to market the TUNA System commercially in the United States for the treatment of BPH. In the United States, the Company sells its products primarily through direct sales personnel and a network of specialty urology product dealers. International sales are primarily to distributors who resell to physicians and hospitals.

         VidaMed has designed and developed the TUNA System to be used in the TUNA Procedure as the therapy of choice for BPH over watchful waiting, drug therapy and current surgical therapies. The TUNA Procedure is designed to restore and improve urinary flow while resulting in fewer complications and adverse effects, shorter recovery time and greater cost effectiveness than other therapies for treating BPH. The Company believes that the cost of treatment with the TUNA Procedure will be less than the cost of many other interventional BPH therapies because the procedure is designed to be performed on an outpatient basis and to result in fewer complications.

         The principal components of the TUNA System are (i) a single-use needle ablation hand piece that delivers RF energy to the prostate, (ii) a low power RF energy generator and (iii) an optical device that allows direct viewing during the procedure.

         TUNA Hand Piece. The single-use TUNA hand piece measures 22 French (approximately seven millimeters) in diameter and contains laterally deployed needles that extend at an angle of approximately 90 degrees. Each needle is encased by a patented retractable shield which protects the urethra and is adjusted by the urologist to selectively control the area of prostate tissue ablated during the procedure. Controls on the hand piece handle allow for independent advancement and retraction of the needle and shields. Thermocouples located at the shield tip and at the hand piece tip record temperatures at the lesion site and in the prostatic urethra. The hand piece allows for irrigation, aspiration and bladder drainage during the procedure without removing the handpiece from the bladder. These features improve visualization of the area of treatment and reduce post-procedural urethral irritation. In addition, these capabilities allow the physician to more closely control urethral tissue temperature during the procedure.

         TUNA RF Generator. The TUNA radio frequency ("RF") energy generator is designed specifically for use with the TUNA hand piece. The RF generator has digital displays indicating the temperature at each thermocouple, the RF power being delivered to each needle, ablation time and electrical impedance. These measurements are used by the physician to control tissue ablation. The generator incorporates both automated and manual control modes. The generator has an automatic shut-off activated by both temperature and impedance measurements to ensure controlled tissue ablation.

         TUNA Optics. The TUNA optical device allows precise positioning of the hand piece between the verumontanum and the bladder neck during the procedure using direct visualization. The optical device is reusable after sterilization and is equipped with a three-way exchange adapter, which allows the unit to be used with endoscopic light sources manufactured by other companies.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         The TUNA Procedure desiccates prostatic tissue, leading to improved urinary flow, and can be performed in approximately 30 to 45 minutes with local anesthesia, which may be supplemented by intravenous sedation. The TUNA hand piece is inserted into the patient's urethra, and the two shielded needle electrodes are then advanced into one of the two lateral lobes of the prostate. Controlled RF energy delivered by the needle electrodes heats targeted portions of the prostate lobe to temperatures of 90 to 100 degrees centigrade, creating a localized area of desiccated tissue measuring approximately one to two centimeters in diameter, while the shields protect the urethra from thermal damage. Once a lesion of sufficient size has been created, the urologist retracts the needles and places the hand piece at the next site to be ablated and repeats the process. Typically, two treatments in each lateral prostate lobe are performed depending upon the size of the prostate. If the patient is unable to urinate due to temporary swelling or irritation of the urethra, a catheter will be inserted into the patient's urethra. This catheter, if inserted, is typically left in place for one to two days.

         The Company believes that the design of the VidaMed TUNA System offers significant advantages over other BPH therapies. Because the TUNA System shields the urethra and delivers controlled RF energy directly into the interior of the prostate, the procedure protects the prostatic urethra and reduces the risk of unintended thermal damage to surrounding structures. In other procedures where this control does not exist, the prostatic urethra and other structures can be damaged or destroyed, causing significant patient discomfort and complications. Clinical trials of the TUNA Procedure indicate that the TUNA Procedure results in fewer of the complications associated with transurethral resection of prostate ("TURP") surgery, including impotence, retrograde ejaculation and incontinence. The Company believes that the cost of the TUNA Procedure in the United States, including physician charges, will be significantly less than the cost of TURP, which is the standard surgical procedure to treat BPH. The TUNA RF generator is typically currently sold at approximately $35,000 in the United States, which is less than the general surgical lasers required to perform laser procedures and the ultrasound and microwave devices required for other surgical procedures.

         The Company believes the VidaMed TUNA Procedure will also provide patients, physicians and health care payors with a clinically and economically superior alternative to ongoing drug therapy, other minimally invasive surgeries and watchful waiting. To date, the symptomatic relief experienced by patients in the Company's clinical trials suggests that TUNA provides greater relief than drug therapy or watchful waiting. The Company believes that if the relief provided by TUNA proves to be sufficiently durable, TUNA may prove to be economically superior to the noninvasive approaches. To date, the Company's available two to three-year clinical follow-up data for TUNA Procedure patients does not suggest the need for retreatment within this time frame. However, there can be no assurance as to whether and how frequently TUNA Procedure patients will require retreatment.

         In September 1997, VidaMed announced a restructuring program designed to reduce costs and improve operating efficiencies by closing the Company's United Kingdom manufacturing facility. The Company anticipates that following a short transition period, all future manufacturing of the VidaMed TUNA System hand pieces will occur in the United States. In this regard, the Company moved into its new headquarters facility in Fremont, California in July 1997. The facility is approximately 35,000 square feet and provides the necessary capacity to manufacture the VidaMed TUNA hand piece. The Company is currently qualifying the facility as an FDA, GMP and ISO9001 site.

                              RECENT DEVELOPMENTS

         On January 21, 1998, the Company reported its financial results of the fourth quarter and for the year ended December 31, 1997. The Company's revenue for the fourth quarter of 1997 was $2.0 million, compared to $2.4 million for the fourth quarter of 1996. The loss for the fourth quarter of 1997 was $3.1 million, or $0.20 per share, compared to a net loss of $3.1 million, or $0.29 per share, for the fourth quarter of 1996. The Company reported that in the fourth quarter of 1997, sales in the United States increased 9% from the third quarter of 1997 and sales in Japan remained constant at almost $500,000.

         Revenue for the year ended December 31, 1997 was $9.8 million, compared to $3.8 million for the year ended December 31, 1996. The loss for 1997 was $16.5 million, or $1.29 per share on 12.8 million average shares outstanding, compared to a net loss of $13.5 million, or $1.30 per share on 10.4 million average shares outstanding for 1996. The 1997 results include a one-time $2.1 million cost of goods charge relating to the consolidation of manufacturing facilities to the Company's California headquarters, which was completed in the fourth quarter of 1997. There were approximately 15.2 million shares outstanding at December 31, 1997.

         As of December 31, 1997, VidaMed's cash and cash equivalents stood at $8.0 million. In January 1998, the Company arranged a $1.5 million 42-month term loan with Silicon Valley Bank to finance the costs incurred in 1997 of establishing the Company's manufacturing facility in California. In addition, the Company has established a $3 million working capital line of credit facility with Silicon Valley Bank.
--------------------------------------------------------------------------------

                                  RISK FACTORS

         An investment in the Securities being offered by this Prospectus involves a high degree of risk. The following factors, in addition to those discussed elsewhere in this Prospectus, should be carefully considered in evaluating the Company and its business prospects before purchasing Securities offered by this Prospectus.

         Limited Operating History; History of Losses and Expectation of Future Losses; Fluctuations in Operating Results. The Company has a limited history of operations. Since its inception in July 1992, the Company has been primarily engaged in research and development of the VidaMed TUNA System. The Company has experienced significant operating losses since inception and, as of December 31, 1997, had an accumulated deficit of $68.3 million.

         The development and commercialization by the Company of the TUNA System and other new products, if any, will require substantial product development, clinical, regulatory, marketing and other expenditures. The Company expects its operating losses to continue for at least the next 9 to 18 months as it continues to expend substantial resources in expanding marketing and sales activities, funding clinical trials in support of regulatory and reimbursement approvals and research and development. There can be no assurance that the TUNA System will be successfully commercialized or that the Company will achieve significant revenues from either international or domestic sales. In addition, there can be no assurance that the Company will achieve or sustain profitability in the future. Results of operations may fluctuate significantly from quarter to quarter and will depend upon numerous factors, including actions relating to regulatory and reimbursement matters, progress of clinical trials, the extent to which the TUNA System gains market acceptance, varying pricing promotions and volume discounts to distributors, introduction of alternative therapies for BPH and competition.

         Uncertainty of Market Acceptance. VidaMed's TUNA Procedure represents a new therapy for BPH, and there can be no assurance that the TUNA System will gain any significant degree of market acceptance among physicians, patients and health care payors, even if necessary international and United States reimbursement approvals are obtained. Physicians will not recommend the TUNA Procedure unless they conclude, based on clinical data and other factors, that it is an attractive alternative to other methods of BPH treatment, including more established methods such as TURP and drug therapy. In particular, physicians may elect not to recommend the TUNA Procedure until such time, if any, as the duration of the relief provided by the procedure has been established. Broad use of the TUNA System will require the training of numerous physicians, and the time required to complete such training could result in a delay or dampening of market acceptance. Even with the clinical efficacy of the TUNA Procedure established, physicians may elect not to recommend the procedure unless acceptable reimbursement from health care payors is available. Health care payor acceptance of the TUNA Procedure will require evidence of the cost effectiveness of TUNA as compared to other BPH therapies, which will depend in large part on the duration of the relief provided by the TUNA Procedure. A thorough analysis of multi-year patient follow-up data will be necessary to assess the durability of the relief provided by TUNA therapy. Patient acceptance of the procedure will depend in part on physician recommendations as well as other factors, including the degree of invasiveness and rate and severity of complications associated with the procedure as compared to other therapies.

         Uncertainty Relating to Third Party Reimbursement. The Company's success will be dependent upon, among other things, its ability to obtain satisfactory reimbursement from health care payors for the TUNA Procedure. In the United States and in international markets, third party reimbursement is generally available for existing therapies used for treatment of BPH. In the United States, third party reimbursement for the TUNA Procedure will be dependent upon decisions by the local Medicare Medical Directors who adopt Medicare reimbursement guidelines based on current procedure terminology ("CPT") codes effective January 1, 1998, as well as by individual health maintenance organizations, private insurers and other payors.

         Reimbursement systems in international markets vary significantly by country. Many international markets have governmentally managed health care systems that govern reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as governmentally managed systems. The Company has recently received approvals by the Ministry of Health and Welfare in Japan, and by the British Provident Association Ltd.
("BUPA"), the largest private health care insurer in the United Kingdom.

         Regardless of the type of reimbursement system, the Company believes that physician advocacy of the VidaMed TUNA System will be required to obtain reimbursement. Availability of reimbursement will depend not only on the clinical efficacy and direct cost of the TUNA Procedure, but also on the duration of the relief provided by the procedure. In the United States, TUNA Procedures are currently being reimbursed by certain private payors. However, due to the age of the typical BPH patient, Medicare reimbursement is particularly critical for widespread market acceptance of the TUNA Procedure in the United States. CPT Code #53852, covering the physician fee component of the TUNA Procedure, was included in the 1998 edition of CPT codes which became effective January 1, 1998. If adopted by local Medicare Medical Directors, this code should enhance the reimbursement process for physicians performing the VidaMed TUNA Procedure in an outpatient hospital environment. The CPT code is active in over 30 states, although to date only a small number of the states has a formal written policy guideline covering reimbursement of the VidaMed TUNA Procedure. Further, national Medicare reimbursement of TUNA Procedure costs in an office setting at an adequate level will require completion by the Health Care Financing Administration ("HCFA") of a review of the cost and efficacy of the TUNA Procedure. Such cost and efficacy review may involve an assessment of clinical data with up to five-year patient follow-up. Accordingly, there can be no assurance that office-based reimbursement for the Company's products will be available in the United States or in international markets under either governmental or private reimbursement systems at adequate levels, or that physicians will support reimbursement for the VidaMed TUNA Procedure. Furthermore, the Company could be adversely affected by changes in reimbursement policies of governmental or private health care payors. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors, including in particular Medicare reimbursement in the United States, or adverse changes in governmental and private third party payors' policies toward reimbursement for procedures employing the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations.

         Risk of Inadequate Funding. The Company plans to continue to expend substantial funds for clinical trials in support of regulatory and reimbursement approvals, expansion of sales and marketing activities, research and development and establishment of commercial scale manufacturing capability. The Company may be required to expend greater than anticipated funds if unforeseen difficulties arise in the course of clinical trials of the TUNA Procedure, in connection with obtaining necessary regulatory and reimbursement approvals or in other aspects of the Company's business. Although the Company believes that the funds available through the Company's existing bank credit facilities, its existing cash reserves and cash generated from the future sale of products will be sufficient to meet the Company's operating and capital requirements during the next 12 months, there can be no assurance that the Company will not require additional financing within this time frame. The Company's future liquidity and capital requirements will depend upon numerous factors, including progress of clinical trials, actions relating to regulatory and reimbursement matters, and the extent to which the TUNA System gains market acceptance. Any additional financing, if required, may not be available on satisfactory terms or at all. Future equity financings may result in dilution to the holders of the Company's Common Stock. Future debt financings may require the Company to pledge assets and to comply with financial and operational covenants.

         Possible Volatility of Stock Price. The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the shares of Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, actions with respect to reimbursement matters, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, changes in health care policy in the United States and internationally, changes in stock market analyst recommendations regarding the Company, other medical device companies or the medical device industry generally and general market conditions may have a significant effect on the market price of the Common Stock.

         Competition and Technological Advances. Competition in the market for treatment of BPH is intense and is expected to increase. The Company believes its principal competition will come from invasive therapies, such as TURP, and noninvasive courses of action, such as drug therapy and watchful waiting. The Company may encounter competition from emerging therapies in attracting clinical investigators as well as prospective clinical trial patients. Most of the Company's competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than any which are being developed by the Company. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

         Any product developed by the Company that gains regulatory approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, complete clinical testing and regulatory approval processes, gain reimbursement acceptance and supply commercial quantities of the product to the market are expected to be important competitive factors. The Company expects that competition in the BPH field will also be based, among other things, on the ability of the therapy to provide safe, effective and lasting treatment, cost effectiveness of the therapy, physician, health care payor and patient acceptance of the procedure, patent position, marketing and sales capability, and third party reimbursement policies.

         Government Regulation. The Company's TUNA System is regulated in the United States as a medical device by the FDA under the Federal Food, Drug, and Cosmetic Act ("FDC Act"). Pursuant to the FDC Act, the FDA regulates the manufacture, distribution and production of medical devices in the United States. Noncompliance with applicable requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant approval for devices, and criminal prosecution. Medical devices are classified into one of three classes, class I, II or III, on the basis of the controls necessary to reasonably ensure their safety and effectiveness. The safety and effectiveness can be assured for class I devices through general controls (e.g., labeling, premarket notification and adherence to GMPs) and for class II devices through the use of special controls (e.g., performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices).

         Before a new device can be introduced into the market, the manufacturer must generally obtain FDA clearance through either a 510(k) notification or a premarket approval ("PMA"). A 510(k) clearance will be granted if the submitted data establishes that the proposed device is "substantially equivalent" to a legally marketed class I or II medical device, or to a class III medical device for which the FDA has not called for a PMA. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past. It generally takes from three to nine months from submission to obtain a 510(k) clearance, but it may take longer. The FDA may determine that the proposed device is not substantially equivalent, or that additional data is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional data, could delay the market introduction of new products that fall into this category and could have a materially adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will obtain 510(k) clearance within the above time frames, if at all, for any device for which it files a future 510(k) notification. Furthermore, there can be no assurance that the Company will not be required to submit a PMA application for any device which it may develop in the future. For any of the Company's products that are cleared through the 510(k) process, including the Company's TUNA System, modifications or enhancements that could significantly affect safety or efficacy will require new 510(k) submissions.

         Sales of medical devices outside the United States are subject to regulatory requirements that vary widely from country to country. The time required to obtain approval for sale in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. VidaMed has received regulatory approvals where required for commercial sale of the TUNA System in all major international markets. In May 1994 the Company's United Kingdom facility passed inspection by the United Kingdom Department of Health and received GMP certification. In June 1994, the Company received a report of compliance for the TUNA System from the British Standards Institute ("BSI") and in August 1994 the Company received a certificate of compliance with IEC 601-1 and IEC 601-2 regulations from TUV Product Services. TUV and BSI certifications, which are issued by organizations analogous to Underwriters Laboratories in the United States, are focused on device safety and adherence of the device to published electronic or mechanical specifications. In February 1995, the Company received ISO 9002 certification for its manufacturing facility in the United Kingdom. ISO 9002 certification is based on adherence to established standards in the areas of quality assurance and manufacturing process control. These certifications allow the Company to affix the CE mark to the VidaMed TUNA System, permitting the Company to commercially market and sell the TUNA System in all countries of the European Economic Area. In order to maintain these approvals, the Company is subject to periodic inspections. Additional product approvals from foreign regulatory authorities may be required for international sale of the Company's general electrosurgical device for which an FDA 510(k) notification has been filed. Failure to comply with applicable regulatory requirements can result in loss of previously received approvals and other sanctions and could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company's distributor in Japan, Century Medical, Inc., is responsible for management of clinical trials and obtaining regulatory and reimbursement approval for the TUNA System. Such regulatory approval was received from the Japanese Ministry of Health and Welfare in July 1997. However, failure to obtain market acceptance for the TUNA Procedure in Japan could preclude the commercial viability of the Company's products in Japan and could have a material adverse effect on the Company's business, financial condition and results of operations.

         Limited Manufacturing Experience; Scale-Up Risk; Product Recall Risk. VidaMed purchases components used in the TUNA System from various suppliers and relies on single sources for several components. Delays associated with any future component shortages, particularly as the Company scales up its manufacturing activities in support of commercial sales, could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company's United Kingdom manufacturing of the VidaMed TUNA hand piece had been only in limited quantities. The Company has limited experience in manufacturing its products in commercial quantities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and lack of qualified personnel.

Difficulties encountered by VidaMed in manufacturing scale-up could have a material adverse effect on its business, financial condition and results of operations. In mid-1994, the Company experienced problems at its United Kingdom facility with respect to mechanical aspects of the TUNA System hand piece's needle assembly. As a result, a substantial portion of hand pieces in the field were returned for rework. The Company has modified its manufacturing process to rectify these problems and has completed product rework. However, there can be no assurance that future manufacturing difficulties or product recalls, either of which could have a material adverse effect on the Company's business, financial condition and results of operations, will not occur. In addition, the Company's new Fremont facility has capacity to manufacture the TUNA System hand piece and the Company is currently in the process of qualifying this facility under FDA good manufacturing practice regulations and under ISO 9000 standards. The Company is consolidating manufacturing in Fremont. Inability to obtain FDA good manufacturing practice and ISO 9000 qualification for the Fremont facility, or problems associated with the consolidation of manufacturing at such facility, could have a material adverse effect on the Company's business.

         Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by FDA including recordkeeping requirements and reporting of adverse experience with the use of the device. The Company's manufacturing facilities are subject to periodic inspection by FDA, certain state agencies and foreign regulatory agencies. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon the Company's business.

         Uncertainty Regarding Patents and Protection of Proprietary Technology. The Company has been issued 34 United States patents and 34 foreign patents covering a method of prostate ablation using the VidaMed TUNA System and the design of the TUNA System. The Company currently has 21 patent applications pending in the United States and 56 corresponding patent applications pending in various foreign countries. In addition, the Company holds licenses to certain technology used in the TUNA System. There can be no assurance that the Company's issued United States patents, or any patents which may be issued as a result of the Company's applications, will offer any degree of protection. There can be no assurance that any of the Company's patents or patent applications will not be challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets.

         Intellectual Property Litigation Risks. The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. The Company is aware of patents held by other participants in the BPH market, and there can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or United States Patent and Trademark Office ("USPTO") interference proceedings. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others.

         Any litigation or interference proceedings could result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

         In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through proprietary information agreements with employees, consultants and other parties. The Company's proprietary information agreements with its employees and consultants contain industry standard provisions requiring such individuals to assign to the Company without additional consideration any inventions conceived or reduced to practice by them while employed or retained by the Company, subject to customary exceptions. There can be no assurance that proprietary information agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

         Rights to Founder's Inventions Limited to Urology. The proprietary information agreement between the Company and Stuart D. Edwards, one of the Company's founders, obligates Mr. Edwards to assign to the Company his inventions and related intellectual property only in the field of urology. Mr. Edwards has assigned to Rita Medical Systems, Inc. ("RITA") his inventions in the cancer field. Mr. Edwards has conceived of, and may continue to conceive of, various medical device product concepts for other fields outside of urology, including certain product concepts for the treatment of snoring and sleep apnea that have been assigned to an unrelated third party and certain product concepts in the gynecology field that have been licensed to another unrelated third party. Such party also has an option to purchase all future technology developed by Mr. Edwards in the gynecology field. Product concepts outside of urology developed by Mr. Edwards will not be owned by or commercialized through VidaMed, and VidaMed will have no rights or ownership interests with respect thereto.

         Risks Relating to RITA. The Company has entered into a cross license agreement with RITA, formerly ZoMed International, Inc. Under the cross license, RITA has the right to use VidaMed technology in the cancer field and VidaMed has the right to use RITA technology in the treatment of urological diseases and disorders. The cross license between VidaMed and RITA allows both companies to develop products for treatment of prostate cancer and cancers of the lower urinary tract, and VidaMed and RITA may therefore become competitors in this field.

         Product Liability Risk; Limited Insurance Coverage. The business of the Company entails the risk of product liability claims. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains product liability insurance and evaluates its insurance requirements on an ongoing basis. There can be no assurance that product liability claims will not exceed such insurance coverage limits or that such insurance will be available on commercially reasonable terms or at all.

         Effect of Certain Charter, Bylaw and Other Provisions. Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumu-lative voting in the election of directors. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company.

         No Public Market for the Resale Warrants or the Shelf Warrants; Arbitrary Determination of Purchase Price; Price Volatility. The Company does not intend to apply for the listing of the Resale Warrants or the Shelf Warrants on any exchange. Accordingly, there has been no public market for the Resale Warrants or the Shelf Warrants prior to the offering of the Resale Warrants and the Shelf Warrants, and there can be no assurance that an active trading market will develop in any of the Resale Warrants or the Shelf Warrants after any offering thereof. The exercise price and terms of the Shelf Warrants may be determined arbitrarily by negotiations between the Company and any purchaser thereof. Factors considered in such negotiations, in addition to prevailing market conditions, may include the history and prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and certain other factors as were deemed relevant. Therefore, the exercise price and terms of the Shelf Warrants may not necessarily bear any relationship to established valuation criteria and therefore may not be indicative of prices that may prevail at any time or from time to time in a public market for the Shelf Warrants. In addition, the exercise price of the Resale Warrants may not be indicative of prices that may prevail at any time or from time to time in a public market for the Resale Warrants.

         Legal Restrictions on Sales of Shares Underlying the Resale Warrants and the Shelf Warrants. The Resale Warrants and the Shelf Warrants will not be exercisable unless, at the time of the exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Resale Warrants and the Shelf Warrants, and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Resale Warrants or the Shelf Warrants. Although the Company has undertaken to use its best efforts to have all the shares of Common Stock issuable upon exercise of the Resale Warrants and the Shelf Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Resale Warrants and the Shelf Warrants, there can be no assurance that it will be able to do so. The Resale Warrants and the Shelf Warrants may be deprived of value if a current prospectus covering the shares of Common Stock issuable upon the exercise of the Resale Warrants and the Shelf Warrants is not kept effective.


                                 USE OF PROCEEDS

         None of the proceeds from the sale of the Resale Warrants by the Selling Warrant Holders will be received by the Company.

         Unless otherwise specified in the applicable Prospectus Supplement for any offering of Shelf Securities, the Company intends to use the net proceeds for general corporate purposes.

         Pending use of the proceeds in the Company's business, the funds will be invested in short-term investment grade interest bearing instruments.

                             SELLING WARRANT HOLDERS

         The Company sold 2,517,652 shares of Common Stock and the Resale Warrants to the Selling Warrant Holders in private transactions in September 1997. Such shares of Common Stock, and the shares of Common Stock underlying the Resale Warrants, were registered under a Registration Statement filed by the Company on September 24, 1997 (File No. 333-36327) (the "Previous Registration Statement"). The Resale Warrants offered hereby are registered under the Registration Statement of which this Prospectus forms a part.

         The following table provides the names of the Selling Warrant Holders, the number of shares of Common Stock held by each of them at the time the Previous Registration Statement was declared effective and the number of Resale
Warrants being offered by each of them hereby. After completion of the offering of the Resale Warrants, assuming all the Resale Warrants offered hereby are sold, and, in the event any of the Resale Warrants are exercised, assuming the shares of Common Stock issued upon such exercise are sold, and assuming all the shares of Common Stock registered under the Previous Registration Statement are sold, no Selling Warrant Holder will hold any securities of the Company, except as set forth in the footnotes below.

Selling Security Holders                           No. of Shares of Common Stock Held(1)         No. of Resale Warrants Offered
--------------------------------------------------------------------------------------------------------------------------------
INVESCO Trust Company(2)                                         1,052,632                                      263,158


Kane & Co.                                                         147,400                                       36,850
for Arthur D. Little Employee Investment Plan


Westcoast & Co.                                                    694,700                                      173,675
for State of Oregon PERS/ZCG


Mellon Bank N.A.                                                   210,500                                       52,625
Custodian for PERSI - Zesiger Capital for Public
Employee Retirement System of Idaho


ProMed Partners, LP                                                 55,264                                       13,816


David B. Musket                                                     41,364                                       10,341


Augusta Capital Management                                         105,264                                       26,316


Circle F Ventures (3)                                              210,528                                       52,632

-----------------------------------

(1)  At the time the Previous Registration Statement was declared effective.

(2) Consists of shares held by Global Health Sciences Fund. GHS is a mutual fund company advised by INVESCO Funds Group, Inc., which is a subsidiary of INVESCO PLC. INVESCO Trust Company is a subsidiary of INVESCO Funds Group, Inc.

(3) At the time the Previous Registration Statement was declared effective, Circle F Ventures owned 71,900 shares of Common Stock of the Company in addition to the shares of Common Stock registered under the Previous Registration Statement.

         No Selling Warrant Holder has held any position, office or other material relationship with the Company or any of its predecessors or affiliates within the past three years.

         Each Selling Warrant Holder has represented to the Company that it purchased the Resale Warrants for investment, with no present intention of distribution. However, in recognition of the fact that investors, even though purchasing the Resale Warrants for investment, may wish to be legally permitted to sell their Resale Warrants when they deem appropriate, the Company has filed with the Commission under the Securities Act the Registration Statement with respect to the resale of the Resale Warrants from time to time in privately negotiated transactions, through the writing of options on the Resale Warrants, or through a combination of the foregoing. The Company has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective for four years from the date of closing of the issuance of the Resale Warrants.


                              PLAN OF DISTRIBUTION

         The sale of the Resale Warrants by the Selling Warrant Holders may be effected from time to time in transactions in privately negotiated transactions, through the writing of options on the Resale Warrants, or through a combination of such methods of sale, at fixed prices, that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The Selling Warrant Holders may effect such transactions by selling the Resale Warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Warrant Holders and/or the purchasers of the Resale Warrants for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation). Any broker-dealer may act as a broker-dealer on behalf of one or more of the Selling Warrant Holders in connection with the offering of certain of the Resale Warrants by the Selling Warrant Holders.

         The Selling Warrant Holders and any broker-dealers who act in connection with the sale of the Resale Warrants hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Resale Warrants as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Warrant Holders against certain liabilities, including liabilities under the Securities Act.

         The Company may sell the Shelf Securities to or through one or more underwriters, and also may sell Shelf Securities directly to other purchasers or through agents.

         The distribution of the Shelf Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         In connection with the sale of Shelf Securities, underwriters may receive compensation from the Company or from purchasers of Shelf Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Shelf Securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

         Any Shares sold pursuant to a Prospectus Supplement and any Shelf Warrant Shares issuable upon exercise of any Shelf Warrants issued pursuant to a Prospectus Supplement are expected to be listed on the Nasdaq National Market. Unless otherwise specified in the related Prospectus Supplement, each series of Shelf Warrants will be a new issue with no established trading market. The Company may elect to list any series of Shelf Warrants on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Shelf Warrants, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market of any Shelf Securities.

         Under agreements the Company may enter into, underwriters, dealers and agents who participate in the distribution of Shelf Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.


                            DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share. As of February 5, 1998, 15,231,101 shares of Common Stock were outstanding, held of record by approximately 271 stockholders. No shares of the Preferred Stock were outstanding as of February 5, 1998, although 30,000 shares of the Preferred Stock had been designated Series A Participating Preferred Stock, $.001 par value. In addition, each outstanding share of Common Stock represented the Preferred Share Purchase Right related thereto.

Resale Warrants

         The following summary description of the Resale Warrants sets forth certain general terms and provisions of the Resale Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Resale Warrant.

         Exercise Price and Terms. Each Resale Warrant will entitle the registered holder thereof to purchase, for three years commencing on the date of issuance, a fixed number of shares of Common Stock at $6.33 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below. The holder of any Resale Warrant will be able to exercise such Resale Warrant by surrendering the certificate representing the Resale Warrant to American Securities Transfer, Inc. (the "Warrant Agent"), with the subscription form thereon properly completed and executed, together with payment of the exercise price. The Resale Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Resale Warrants. No fractional shares will be issued upon the exercise of the Resale Warrants.

         The exercise price of the Resale Warrants may bear no relationship to any objective criterion of value and should in no event be regarded as an indication of any future market price of the Common Stock.

         Adjustments. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Resale Warrants will be subject to adjustment upon the occurrence of certain events, including stock splits, reverse stock splits or combinations of the Common Stock, or sale by the Company of shares of its Common Stock or other securities convertible into Common Stock at a price below the fair market value of the Common Stock. Additionally, an adjustment may be made in the case of a reclassification or exchange of

Common Stock, consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving corporation) or sale of all or substantially all of the assets of the Company in order to enable warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Resale Warrant.

         Transfer, Exchange and Exercise. The Resale Warrants will be in registered form and may be presented to the Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the Resale Warrants will become wholly void and of no value. If a market for the Resale Warrants develops, the holder may sell the Resale Warrants instead of exercising them. There can be no assurance, however, that a market for the Resale Warrants will develop or continue and the Company does not intend to apply for the listing of the Resale Warrants on any exchange.

         Warrant Holder Not a Stockholder. The Resale Warrants will not confer upon holders any voting, dividend or other rights as stockholders of the Company.

         The Resale Warrants will not be exercisable unless, at the time of the exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Resale Warrants, and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Resale Warrants. Although the Company has undertaken to use its best efforts to have all the shares of Common Stock issuable upon exercise of the Resale Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Resale Warrants, there can be no assurance that it will be able to do so.

Shelf Warrants

         The following summary description of the Shelf Warrants sets forth certain general terms and provisions of the Shelf Warrants to which any Prospectus Supplement may relate, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Shelf Warrant.

         Exercise Price and Terms. Each Shelf Warrant will entitle the registered holder thereof to purchase, for a fixed time period commencing on the date of issuance, a fixed number of shares of Common Stock at a fixed price per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below. The holder of any Shelf Warrant will be able to exercise such Shelf Warrant by surrendering the certificate representing the Shelf Warrant to American Securities Transfer, Inc., (the "Warrant Agent"), with the subscription form thereon properly completed and executed, together with payment of the exercise price. The Shelf Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Shelf Warrants. No fractional shares will be issued upon the exercise of the Shelf Warrants.

         The exercise price of the Shelf Warrants may bear no relationship to any objective criterion of value and should in no event be regarded as an indication of any future market price of the Common Stock.

         Adjustments. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Shelf Warrants will be subject to adjustment upon the occurrence of certain events, including stock splits, reverse stock splits or combinations of the Common Stock, or sale by the Company of shares of its Common Stock or other securities convertible into Common Stock at a price below the fair market value of the Common Stock. Additionally, an adjustment may be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving corporation) or sale of all or substantially all of the assets of the Company in order to enable warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Shelf Warrant.

         Transfer, Exchange and Exercise. The Shelf Warrants will be in registered form and may be presented to the Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the Shelf Warrants will become wholly void and of no value. If a market for the Shelf Warrants develops, the holder may sell the Shelf Warrants instead of exercising them. There can be no assurance, however, that a market for the Shelf Warrants will develop or continue and the Company does not intend to apply for the listing of the Shelf Warrants on any exchange.

         Warrant Holder Not a Stockholder. The Shelf Warrants will not confer upon holders any voting, dividend or other rights as stockholders of the Company.

         Modification of Shelf Warrant. Modification of the Shelf Warrants, including the modification of the number of shares of Common Stock purchasable upon the exercise of any Shelf Warrant, the exercise price and the expiration date with respect to any Shelf Warrant, will require the consent of the holders of a majority of the Shelf Warrants.

         The Shelf Warrants will not be exercisable unless, at the time of the exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Shelf Warrants, and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Shelf Warrants. Although the Company has undertaken to use its best efforts to have all the shares of Common Stock issuable upon exercise of the Shelf Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Shelf Warrants, there can be no assurance that it will be able to do so.


                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for VidaMed by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, who have represented the Company in connection with the offering of the Resale Warrants and of the Shelf Securities, beneficially own approximately [8,809] shares of the Company's Common Stock. J. Casey McGlynn, Secretary of the Company, and Christopher D. Mitchell, Assistant Secretary of the Company, are members of Wilson Sonsini Goodrich & Rosati, Professional Corporation.


                                     EXPERTS

         The Consolidated Financial Statements of VidaMed, Inc. incorporated by reference in VidaMed, Inc.'s Annual Report (Form 10-K) for the fiscal year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such Consolidated Financial Statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

     No dealer, salesperson or other person has been authorized in connection with any offering made hereby to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered hereby, nor do they constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.


                                -----------------
                                TABLE OF CONTENTS
                                -----------------

                                                                  Page
                                                                  ----
                 Available Information.........................    ii
                 Information Incorporated by Reference.........    ii
                 The Company...................................     1
                 Recent Developments...........................     2
                 Risk Factors..................................     3
                 Use of Proceeds ..............................     9
                 Selling Warrant Holders.......................    10
                 Plan of Distribution..........................    11
                 Description of Securities.....................    12
                 Legal Matters.................................    14
                 Experts.......................................    14


                                -----------------


                                 VIDAMED, INC.


                        6,000,000 Shares of Common Stock

                   2,629,413 Warrants to Purchase Common Stock

      2,000,000 Shares of Common Stock Issuable Upon Exercise of Warrants



                                -----------------
                                   PROSPECTUS
                                -----------------


                                 April 16, 1998

================================================================================